FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Email: info@LBIX.com; or
rmcrae@lbix.com

LEADING BRANDS, INC. (“LBIX”) ENTERS INTO A

DEFINITIVE ARRANGEMENT AGREEMENT WITH
LIQUID MEDIA GROUP, INC. (“LIQUID”)
www.LiquidMediaGroup.co
WHEREBY LBIX WILL ACQUIRE 100% OF LIQUID

LIQUID AGGREGATES PRODUCTION SERVICE STUDIOS TO CREATE A VERTICALLY
INTEGRATED STUDIO SYSTEM FOR PRODUCING FILM, TV AND GAMING CONTENT
FROM INSPIRATION TO DISTRIBUTION

EXISTING LBIX SHAREHOLDERS ANTICIPATED TO HOLD 22.637% AND LIQUID
SHAREHOLDERS ANTICIPATED TO HOLD 77.363% OF THE POST-TRANSACTION ENTITY

TO CLEAR THE WAY FOR THIS TRANSACTION, LBIX HAS CONCURRENTLY
DISPOSED OF ITS LEGACY BEVERAGE ASSETS

Vancouver, Canada, September 2017, Leading Brands, Inc. (NASDAQ: LBIX, the “Company”) announces that it has entered into a Definitive Arrangement Agreement with Liquid Media Group, Inc. (“Liquid”) of Vancouver, Canada whereby LBIX will acquire 100% of Liquid pursuant to a plan of arrangement.

Existing LBIX shareholders are anticipated to hold 22.637% and Liquid Shareholders are anticipated to hold 77.363% of the post-transaction entity. For these purposes, existing LBIX shares were valued at $1.50 US.

Liquid is aggregating mature production service studios and creating a vertically integrated studio system for producing film, television and gaming content from inspiration to distribution. Liquid is headquartered in Vancouver, Canada where it is establishing its studio footprint and production hub. Liquid also has satellite offices in both New York and Los Angeles.

Liquid is led by its Chairman, Joshua Jackson, currently a star of the Showtime series The Affair. Krysanne Katsoolis is Liquid’s CEO, Charles Brezer, Liquid’s CSO and Daniel Cruz is Liquid’s CFO. More detailed information on Liquid and its management team may be found at the company’s website: www.LiquidMediaGroup.co.

The Company anticipates that the transaction will close within 90 days, subject to all necessary approvals, including shareholder approval. At that time, the existing LBIX board, with the exception of Tom Gaglardi, will resign and be replaced by Messrs. Jackson, Brezer and Cruz and Ms. Katsoolis. Those individuals will continue their current roles as officers of LBIX.

Company Chairman & CEO Ralph McRae said: “We are pleased to have reached an agreement with Liquid and its management. In addition to their impressive content, experience and connections the principals have proven a vision to aggregate the key components necessary to produce World-class entertainment product. We look forward to working with them to see this transaction through to a successful conclusion as soon as practicable.”

Liquid Chairman Joshua Jackson said:

“Vancouver has long been an industry hub, with world class talent and production services at every level. We are excited to be able to harness all of that ability to produce world class content.”

Liquid CEO Krysanne Katsoolis added: “The demand for content is unprecedented and the opportunity to change the landscape in the media business is exciting. We sincerely wish to thank Ralph McRae and the Board of Leading Brands for their confidence in Liquid.”

To clear the way for this transaction the Company recently disposed of its legacy beverage assets. Financial terms were not disclosed.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

This news release is available at www.LBIX.com
# # #